100 Foxborough Blvd. Suite 240 Foxborough, MA 02035 508.549.9981 F. 508.549.9985
www.cyberkineticsinc.com

Via EDGAR and facsimile (202) 772-9218

April 10, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Peggy Fisher

Re:	Cyberkinetics Neurotechnology Systems, Inc.
Post-Effective Amendments on Form SB-2 – File Nos. 333-120973 and 129140

Dear Ms. Fisher:
We are in receipt of your letter dated April 7, 2006. In connection with the filing of Post-Effective Amendments on Form SB-2 for file numbers 333-120973 and 129140, Cyberkinetics Neurotechnology Systems, Inc. (the “Registrant”) hereby submits this letter in response to the Commission’s request.
The Registrant hereby acknowledges the following:
(i)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

(ii)	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii)	The Registrant may not assert staff comments or a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 10, 2006

Should you have any questions or require any additional information with respect to these filings, please contact Michael Hickey by phone at (617) 261-3100 or by facsimile at (617) 261-3175.

Sincerely,
CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.

By:	/s/ Timothy R. Surgenor
Timothy R. Surgenor
President & Chief Executive Officer

cc:      Michael A. Hickey, Esq.